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SEC MAIL PROCESSING RECEIVED MAR 08 2004 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Neptune LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Suite 609
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurice Perlstein 312-786-5858
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

4460 Franklin Ave. (Address) Western Springs, (City) IL (State) 60558 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Maurice Perlstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Neptune LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

OFFICIAL SEAL
MAREN C. SLOTH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2006

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEPTUNE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Neptune, LLC
Annual Report
For the Year Ended December 31, 2003
Table of Contents

Independent Auditor's Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Partner's Capital 4

Statement of Cash Flows 5

Notes to Financial Statements 6-9

Supplementary Information

Computation of Net Capital 10-11

Independent Auditors' Report on Internal Control Structure 12-13

Oath of Affirmation 14

Robert Cooper & Co. CPAs P.C.
4460 Franklin Avenue
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7937

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
Neptune, LLC

We have audited the accompanying statement of financial condition of **Neptune, LLC** as of December 31, 2003 , and the related statements of income, changes in members capital, and cash flows for the period ending December 31, 2003. These financial statements are the responsibility of the partners. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Neptune, LLC** as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 26, 2004

Neptune, LLC
(An Illinois limited liability company)
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	2,616
Securities owned:		
Marketable securities, at market value		2,826,957
Options, at fair value		29,575
Total securities owned		2,856,532
Due from broker dealer		3,376
Accrued dividend recevable		6,250
Preferred Stock		10,000
Total Assets	$	2,878,774

Liabilities and Member's Equity

Liabilities		
Due from broker dealer	$	
Securities sold short:		
Marketable securities sold short, at market value		1,119,432
Options sold short, at fair vaule		75,180
Net unsettled short		(504)
Dividend payable		7,331
Total liabilities		1,201,439
Member's equity		1,674,719
Total member's equity and Liabilities	$	2,876,158

2,616

The accompanying notes to financial statements
are an integral part of this statement

Neptune, LLC
(An Illinois limited liability company)
Statement of Operations
For the year ended December 31,2003

Revenues:		
Trading revenue net of commissions	$	161,938
Interest and dividend income		69,016
Seat lease income		23,938
Other income		14,018
Total Revenue		268,910
Expensess:		
Interest Expense		35,477
Regulatory and other expenses		12,213
Seat lease		8,038
Trader fees		53,200
Dividend expense		17,955
Professional fees		13,890
Technology & information expenses		56,534
Other operating expenses		34,827
Total expenses		232,134
Net Income	$	36,776

The accompanying notes to financial statements
are an integral part of this statement

Neptune, LLC
(An Illinois limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31,2003

Partner's capital, December 31, 2002	$	1,558,132
Capital contributions		79,811
Capital withdrawals		0
Net income		36,776
Partner's capital, December 31, 2003	$	1,674,719

The accompanying notes to financial statements
are an integral part of this statement

Neptune, LLC
(An Illinois limited liability company)
Statement of Cash Flows
For the year ended December 31,2003

Cash Flows From Operating Activities:	
Net Income	$ 36,776
Items not effecting cash flow to reconcile cash depreciation	0
Changes in assets and liabilities:	
Increase in securities owned	(2,022,055)
Increase in receivable from brokers and dealers	1,569,928
Decrease in investments	0
Decrease in Futures account	0
Increase in other assets	(1,365)
Increase in securities sold	332,031
Increase in Dividend payable	4,896
Increase in accounts payable and accrued liabilities	
Net Cash used in operating activities	(79,789)
Cash Flows From Investing Activities:	
Purchase of fixed assets	0
Purchase of preferred jbo stock	0
Net Cash used in investing activities	0
Cash Flows From Financing Activities	
Proceeds from capital contributions	79,811
Payments for capital withdrawals	0
Net cash provided by financing activities	79,811
Net change in cash and cash equivalents	22
Cash at December 31, 2002	2,594
Cash at December 31, 2003	$ 2,616

The accompanying notes to financial statements
are an integral part of this statement

Neptune, LLC
(An Illinois Limited Liablity Company)
Notes to Financial Statements
For the Year Ended December 31, 2003

NOTE 1 Organization

Neptune, LLC (The "Company") was organized under the Limited Liability Company Act of Illinois January 11, 2000. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **Neptune, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Stock Exchange (CSE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

NOTE 3 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the LIT Stock ownership, their carrying amounts approximate
their fair value.

NOTE 4 Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Securities	Options
Sold, not yet purchased	$ 1,119,432.00	$ 75,180.00

NOTE 5 Income Taxes

A Limited Liablity Company does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his pro rata share of the profits of the Company. The Company reports their income for taxes on a calendar year basis. The Company is subject to an Illinois Replacement tax at a rate of 1.5% of net income.

NOTE 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2003 the Company had net capital of $ 1,041,765 which was$ 941,765 in excess of its required net capital.

NOTE 7 Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts

NOTE 7 Derivative Financial Instruments (continued)

as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 8 Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange trade equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, and options on stock)	$161,938

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2003, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

	Fair Value December 31, 2003		Average Fair Value Year Ended December 31, 2003	
	Asset	Liability	Asset	Liability
Equity options	$ 29,757	$75,180	$ 18,765	$ 32,210

NOTE 9 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2003 consist of the following:

Broker-dealer	$3,376

The amount receivable from broker-dealers is collectible cash primarily from trading stock and stock options. The cash balance receives interest at the broker call rate.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2003, substantially all assets of the Company are deposited with the clearing broker.

NOTE 10 Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 11 Preferred Stock

The Company owns preferred stock in their broker dealer. The stock is unmarketable and is carried at cost.

NOTE 12 Subsequent Events

In January 2004, the Company withdrew there Broker Dealer application and merged there assets intoanother broker dealer under the broker dealer status of Cornerstone Partners, LLC, an Illinois limited liability company.

Neptune, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2003

Member's equity, December 31, 2002	$	1,674,719
Less:		
Non allowable assets		-10,000
Haircuts		-580,630
Undue concentration		-42,304
Net capital		1,041,785
Required net capital		100,000
Excess capital	$	941,785
Excess capital @ 1000%	$	941,052

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Neptune LLC of December 31, 2003

The accompanying notes to financial statements are an integral part of this statement

Neptune, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	7,331
Other		0
		7,331

Ratio: Aggregate Indebtedness to Net Capital	**0.703696% to 1**

The accompanying notes to financial statements are an integral part of this statement

Schedule II

Neptune, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2003

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
4460 Franklin Ave.
Western Springs, Illinois 60558
312-952-9910
Fax: 708-246-7937

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Members:
Neptune, LLC

In planning and performing our audit of the financial statements of**Neptune, LLC**, for the year ended December 31, 2003, we considered its internal control, coontol activites for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the partners of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Chicago Board Option Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 26, 2004

Oath of Affirmation

Regarding accuracy and completeness

of financial statements as of and for the year ending

December 31, 2003

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Member
Neptune Capital LLC